SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Telesystem International Wireless Corporation N.V.

(Translation of registrant’s name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam
The Netherlands
31 (20) 305 09 80

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [ X ]
40-F [     ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [     ]
No [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto are: (i) unaudited interim financial statements of the registrant as of September 30, 2002 and for the nine months ended September 30, 2002 and September 30, 2001 and (ii) unaudited interim financial statements of Telesystem International Wireless (Latin America) Inc. as of September 30, 2002 and for the nine months ended September 30, 2002 and September 30, 2001.

The information furnished on this Form 6-K is hereby incorporated by reference to the registrant’s prospectus dated August 2, 2002, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-96865 and 333-96865-01).

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V.

By:
/s/ Cornelis van Ravenhorst

Name: Cornelis van Ravenhorst Title: Managing Director

Date: January 27, 2003

EXHIBIT INDEX
T.I.W. Corp. - Consolidated Balance Sheets
T.I.W. Inc. - Consolidated Balance Sheets

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Unaudited interim financial statements of the registrant as of September 30, 2002 and for the nine months ended September 30, 2002 and September 30, 2001
99.2	Unaudited interim financial statements of Telesystem International Wireless (Latin America) Inc. as of September 30, 2002 and for the nine months ended September 30, 2002 and September 30, 2001